The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

January 11, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice concerning capital increase through shareholder allotment of Sumishin SBI Net Bank Research Co., Ltd.

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dlw 1/16

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Matsuura, Toru
Title: Controller

January 11, 2007

The Sumitomo Trust & Banking Co., Ltd.
SBI Holdings, Inc.

Capital increase through shareholder allotment of Sumishin SBI Net Bank Research Co., Ltd.

The Sumitomo Trust & Banking Co., Ltd. (Sumitomo Trust) and SBI Holdings, Inc. (SBIH) jointly announced that Sumitomo Trust and SBIH operated the subscription of the capital increase through shareholder allotment of Sumishin SBI Net Bank Research Co., Ltd. for 5 billion yen each (a total of 10 billion yen), and today made payment for this subscription. Net Bank Research is a joint company of Sumitomo Trust and SBIH.

1. Objective of the capital increase through shareholders allotment

Sumitomo Trust and SBIH established a joint company, Net Bank Research on April 3, 2006 to conduct market research, studies regarding marketing methods of Internet-based bank, and system development. Sumitomo Trust and SBIH is preparing to establish a new Internet-based bank. Objective of this capital increase through shareholders allotment is to respond to the financial needs and to enforce the financial base of the joint company.

2. Circumstances of Net Bank Research before and after the capital increase through shareholder allotment

	Before capital increase	After capital increase	Increasing amount
Capital	4 billion yen	9 billion yen	+ 5 billion yen
Capital surplus	0 billion yen	5 billion yen	+ 5 billion yen
Number of issued shares	82,000	298,310	+ 216,310
Ownership of the issued shares	Sumitomo Trust 50% SBIH 50%	Sumitomo Trust 50% SBIH 50%	

Note: Amount less than 0.1 billion yen is rounded down.

For further information, please contact:
IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654